

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 30, 2010

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, NY 10055

> **Re:** **Evercore Partners Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the period ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 1-32975**

Dear Mr. Walsh:

We have reviewed your response letter dated August 5, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Assets Under Management, page 34

1. As we previously requested and you previously provided in your response to comment seven in our letter dated June 24, 2010, please revise future filings to separately present amounts attributable to your wealth management and institutional asset management in your roll-forward of assets under management. Please also separately discuss the underlying reasons for changes in these asset balances.

Note 4- Business Changes and Developments, page 10

2. With a view towards future disclosure, please provide a more specific and comprehensive description of your voting rights in the management committee of

Atalanta and how these rights led you to conclude that you should consolidate the financial results of Atalanta.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief